Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Hall of Fame Resort & Entertainment Company on Form S-3 of our report dated March 14, 2022, with respect to our audits of the consolidated financial statements of Hall of Fame Resort & Entertainment Company as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 appearing in the Annual Report on Form 10-K of Hall of Fame Resort & Entertainment Company for the year ended December 31, 2021. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

August 10, 2022